WORLD VENTURES INC.
(An Exploration Stage Company)

Interim Consolidated Financial Statements
Three-Month and Nine-Month Periods ended July 31, 2008
(Unaudited)

See notes to consolidated financial statements.

WORLD VENTURES INC. - THIRD QUARTER REPORT INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE-MONTH PERIOD ENDED JULY 31, 2008 (UNAUDITED)

World Ventures Inc. - Quarterly Report – JULY 31, 2008

See notes to consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Consolidated Balance Sheets (note 2) July 31, 2008 and October 31, 2007

	Nine-Month Period ended July 31, 2008 Unaudited	Year Ended October 31, 2007 Audited

Assets (note 3)
Current
Cash	$4,747	$126,338
Accounts receivable	4,176	5,234

Total Current Assets	8,923	131,572
Equipment (note 6)	1,026	1,026
Resource Properties (note 7)	511,265	432,010

	$521,214	$564,608

Liabilities
Current
Accounts payable (note 8)	$365,430	$272,333

Shareholders’ Equity

Capital Stock (note 9(b))	8,055,993	7,975,093
Contributed Surplus (note 9(f))	494,523	494,523
Deficit	(8,394,732)	(8,177,341)

	155,784	292,275

	$521,214	$564,608

Going-Concern (note 12)

Approved on behalf of the Board:

/s/ Stewart A. Jackson
........................................................................................  Director
Stewart A. Jackson

/s/ Gary Van Norman
........................................................................................  Director
Gary Van Norman

See notes to consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Consolidated Statements of Operations and Deficit Nine-Month Periods Ended July 31, 2008, July 31, 2007 and Year Ended October 31, 2007

	Nine-Month Period Ended July 31, 2008 Unaudited	Nine-Month Period Ended July 31, 2007 Unaudited	Three-Month Period May 1 – July 31, 2008 Unaudited	Three- Month Period May 1 - July 31, 2007 Unaudited	Year Ended October 31, 2007 Audited

Expenses
Consulting and management fees	$56,451	$18,500	$56,451	$18,500	$4,500
Travel and promotion	51,963	22,041	26,077	20,159	25,547
Accounting and administration	46,112	32,569	19,075	6,773	47,323
Professional fees	31,635	11,170	17,500	4,886	19,973
Transfer agent, filing fees and printing	9,711	6,792	4,889	1,398	7,814
Rent	9,000	9,000	3,000	3,000	12,000
Office and sundry	7,830	6,267	3,448	1,266	21,882
Telephone and fax	3,057	2,809	755	1,516	3,627
Vehicle and fuel	1,169	291	0	48	413
Interest and bank charges	733	149	291	86	5,668
Amortization	0	0	0	0	256
Stock-based compensation	0	0	0	0	171,470
Crystal Springs (recovery)	9,365	4,000	4,408	(2,000)	4,000
Lapon property	57,820	48,199	26,156	20,084	92,490
Gladiator property	9,132	0	8,817	0	8,630
Triton property	2,939	2,000	2,939	0	2,171
Loss including resource properties	(296,917)	(161,787)	(173,806)	(75,716)	(427,764)
Invested properties	79,526	52,199	42,320	18,084	107,291

Net Loss for Period	(217,391)	(109,588)	(131,486)	(57,632)	(320,473)
Deficit, Beginning of Period	(8,177,341)	(7,856,868)	(8,257,246)	(7,908,824)	(7,856,868)

Deficit, End of Period	$(8,394,732)	$(7,966,456)	$(8,388,732)	$(7,966,456)	$(8,177,341)

Loss per Share (note 9(f))	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Weighted Average Number of Shares
Outstanding	18,031,554	16,158,222	18,031,554	16,158,222	15,992,182

See notes to consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Consolidated Statements of Operations and Deficit Nine-Month Periods Ended July 31, 2008, July 31, 2007 and Year Ended October 31, 2007

	Nine-Month Period Ended July 31, 2008 Unaudited	Nine-Month Period Ended July 31, 2007 Unaudited	Three-Month Period May 1 – July 31, 2008 Unaudited	Three- Month Period May 1 – July 31, 2007 Unaudited	Year Ended October 31, 2007 Audited

Operating Activities
Net loss	$(217,391)	$(109,588)	$(131,486)	$(57,632)	$(320,473)
Items not involving cash
Stock-based compensation	0	0	0	0	171,470
Amortization	0	0	0	0	256
	(217,391)	(109,588)	(131,486)	(57,632)	(148,747)
Changes in Non-Cash Working Capital
Accounts receivable	1,058	(3,404)	(1,939)	2,131	2,549
Accounts payable	93,368	(20,388)	92,693	19,156	(34,918)

Cash Provided by (Used in) Operating Activities	(122,965)	(133,381)	(40,732)	(36,345)	(116,378)

Investing Activity
Expenditures on resource properties, net of recoveries	(79,526)	(52,199)	(42,320)	(18,084)	(107,291)
Financing Activity
Proceeds from private placement	80,900	370,414	20,344	164,880	332,904

Inflow (Outflow) of Cash	(121,591)	184,835	(62,708)	110,451	109,235
Cash, Beginning of Period	126,338	17,103	67,455	91,487	17,103

Cash, End of Period	$4,747	$201,938	$4,747	$201,938	$126,338

Supplemental Information for
Investing and Financing
Warrants/options exercised as settlement of debt	$0	$0	$0	$0	$0
Share issued on settlement of debt	0	0	0	0	37,096
Supplemental Cash Flow
Information
Interest paid	$271	$887	$67	$35	$540
Income taxes paid	$0	$0	$0	$0	$0

See notes to consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

1.	OPERATIONS

World Ventures Inc. (the “Company”) was incorporated under the laws of the province of British Columbia, Canada.  It is an exploration stage company, whose principal business activities include the exploration of natural resource properties.  It has not been determined whether its properties contain ore reserves that are economically recoverable.  The Company has not earned revenues from its mineral properties.

2.         GOING-CONCERN

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The investment in and expenditures on resource properties comprise substantially all of the Company's assets.  Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

The Company has incurred significant operating losses with an accumulated deficit of $8,394,732 as at July 31, 2008 and $8,177,341 at October 31, 2007 (October 31, 2006 - $7,856,868) and a working capital deficiency (an excess of current liabilities over current assets) of $356,507 at July 31, 2008 and $140,761at October 31, 2007 (October 31, 2006 - $254,723).  The Company's ability to continue as a going-concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive cooperation from its creditors and achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted at this time.  These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue operations as a going-concern.

The Company currently has some long outstanding amounts owed to creditors which have gone to collection agencies.  The Company owes the British Columbia government for corporation capital tax (note 3), which has interest accruing on a monthly basis.  The repurchase of shares as mentioned in note 9(e) is still incomplete.

3.         CHARGE ON ASSETS

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $97,000, including interest, as at October 31, 2007. This amount is included in accounts payable.

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

These financial statements include the accounts of the Company and its fully integrated wholly-owned subsidiary, World Ventures (Nevada) Inc.  All inter-company balances and transactions have been eliminated.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America.  The significant differences are set forth in note 12.

(c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the rates of amortization on equipment, the recovery of resource property interests, asset retirement obligations, the assumption used in the determination of fair valued stock-based compensation, the determination of the valuation allowance for future income tax assets, and accrued liabilities. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(d)	Equipment

Equipment is recorded at cost.

Amortization of machinery and equipment is calculated at 20% per annum using the declining-balance method.

(e)	Resource properties

The Company capitalizes all costs related to investments in resource properties on a property-by-property basis.  Such costs include property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and resource property interests are either developed or the Company’s mineral rights are allowed to lapse.  All deferred resource property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount as estimated by quantifiable evidence of an economic geological resource or reserve, or the ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written-off if the properties are abandoned or the claims allowed to lapse.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Resource properties (continued)

From time to time the Company may acquire or dispose of a resource property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

(f)	Asset retirement obligations

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3110, Asset Retirement Obligations.  The Company has determined that it currently does not have such obligations; therefore, there is no effect on the consolidated financial statements.

(g)	Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is, more likely than not, to be realized.

(h)	Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

(i)	Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  Diluted loss per share is not computed, as the effects of outstanding stock options and share purchase warrants is anti-dilutive.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

4.         SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)              Foreign currency transactions

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)              Monetary assets and liabilities, at the rate of exchange in effect at the balance sheet date;
(ii)             Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
(iii)            Expenses, at the average rate of exchange for the year.

Gains and losses arising from the translation are included in net income (loss) for the period.

5.	FINANCIAL INSTRUMENTS

Effective November 1, 2006, the Company adopted a new standard, the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Also adopted by the Company effective November 1, 2006 was CICA Handbook Section 1530, “Comprehensive Income”. As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholder’s equity on the consolidated balance sheets. Major components for this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in fair value of the effective portion of cash flow hedging amounts.

The adoption of the provisions of these new standards had no effect on the Company’s consolidated financial statements.

(a)	Fair value

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term nature of its monetary assets and liabilities; however, it is subject to interest rate risk to the extent of changes in the prescribed interest rate charged by the Minister of Finance (note 3).

(c)	Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with a major financial institution and amounts receivable due from the Government of Canada.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

5.	FINANCIAL INSTRUMENTS (Continued)

(d)	Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.  The Company has not entered into any foreign currency contracts to mitigate this risk.

(e)	Derivatives – mineral properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices.  These rights are derivative instruments.  However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

(f)	Other comprehensive income

The Company does not have other comprehensive income or accumulated other comprehensive income.

6.	EQUIPMENT

	July 31, 2008 and October 31, 2007
		Accumulated
	Cost	Amortization	Net

Machinery	$5,671	$4,957	$714
Equipment	967	655	312

	$6,638	$5,612	$1,026

	October 31, 2006
		Accumulated
	Cost	Amortization	Net

Machinery	$5,671	$4,779	$892
Equipment	967	577	390

	$6,638	$5,356	$1,282

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

7.	RESOURCE PROPERTIES

	Lapon	Guanacaste	Pan-Oro	Triton	Crystal Springs	Gladiator	Totals
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))	(note7(f))

Balance, October 31, 2006	$309,985	$1	$1	$2,000	$12,732	$0	$324,719
Insurance	5,344	0	0	0	0	0	5,344
Filing fees	0	0	0	2,172	0	0	2,172
Legal	0	0	(1)	0	0	8,630	8,629
Consulting	25,000	0	0	0	0	0	25,000
Lease and supplies	57,954	0	0	0	4,000	0	61,954
Travel	4,192	0	0	0	0	0	4,192
Net expenditures for the year	92,490	0	(1)	2,172	4,000	8,630	107,291
Balance, October 31, 2007	402,475	1	0	4,172	16,732	8,630	432,010
Legal	4,986	0	0	0	957	315	5,974
Lease and supplies	52,834	0	0	2,939	8,408	8,816	72,997
Net expenditures for the year	57,820	0	0	2,939	9,365	9,131	79,256
Balance, July 31, 2008	$460,295	$1	$0	$7,111	$26,097	$17,761	$511,265

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequent, ambiguous conveyance history characteristics of mineral interests.  The Company has investigated ownership of its mineral interests and to the best of its knowledge ownership of its interests are in good standing.

(a)	Lapon Canyon, Nevada, United States

In 2002, the Company entered into a lease purchase agreement to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the "Property").  The initial lease term was five years and could be extended for an additional five years, and for as long thereafter as minerals are mined and produced from the Property.  Upon commencing production of valuable minerals from the Property, the Company will pay the lessor a royalty on production equal to 4% of net smelter returns (“NSR”).

In January 2007, an Amendment Agreement Letter amended the term of the lease to automatically extend the lease for an additional five years to June 6, 2012.  The amended minimum royalty payment is US $4,500 per month from September 6, 2007 through the sixth day of each month thereafter (paid to August 2008).

The lessor also granted the Company the exclusive right and option to purchase the Property for US $1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease.  Upon exercise of this option by the Company, the lessor will transfer the Property to the Company with a reserved royalty on production equal to a 0.5% NSR.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

7.	RESOURCE PROPERTIES (Continued)

(a)	Lapon Canyon, Nevada, United States (continued)

On July 31, 2005, the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program on the Lapon Canyon gold project. The Company received approval on September 16, 2005 and was required to post a reclamation bond in the amount of US $2,500. On March 27, 2006, the Company retained a consultant to oversee underground exploration and sampling activities. Additional work on this property is subject to availability of financing.

(b)	Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. Finder’s fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and is holding the rights for future use. There were no expenditures in 2007, 2006 or 2005 for this property.

(c)	Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2007, the Company is not actively exploring this property and has written off the balance of the resource property. There were no expenditures in 2007, 2006 or 2005 for this property.

(d)	Triton, Ontario, Canada

The Company had written off the cost of its interest in this property in its 1997 fiscal year. During the 2004 fiscal year, the Company acquired an additional 50% interest for a total 100% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario, subject to a 1% NSR payable to Teck Cominco Limited.

On November 14, 2004, the Company entered into a letter of intent with Starfire Minerals Inc. (“Starfire”) to explore the Company’s Triton property.  In accordance with the agreement, Starfire was to expend $500,000 over a period of five years to earn a 50% interest in the Triton property. In addition, the Company was to receive 200,000 common shares of Starfire upon finalization of the agreement. Starfire informed the Company that they were actively exploring this property and that approximately 800 acres of mining claims have been added to the Triton property.  On July 18, 2005, Starfire relinquished its right to earn a 50% interest in the property. In November 2005, the Company retained Vision Exploration to carry out a survey on the Triton property to cover the assessment work obligations in the amount of $2,000. In late 2007, the Company conducted additional surface sampling of vein structures, largely for assessment work purposes to maintain the claims in good standing.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

7.	RESOURCE PROPERTIES (Continued)

(e)	Crystal Springs, Saskatchewan, Canada

In April 2006, the Company acquired over 57,000 acres (23,700 hectares) of mineral rights near Fort a la Corne, Saskatchewan, Canada, from Saskatchewan Mineral Claims and private mineral rights. Of the 57,000 acres, approximately 640 acres were private minerals rights.

The Company entered into a lease purchase agreement dated July 1, 2005 to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on March 31, 2006 and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay the vendors a royalty on production equal to 5% of net profits and $4,000 per annum. The Saskatchewan Mineral Claims require expenditures of $12 per hectare for years 2 to 10 to maintain mineral claims in good standing. Additional work on this property is subject to availability of financing.

(f)	Gladiator, Arizona, United States

On April 11, 2007, the Company entered into a letter of intent to purchase and acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona has title to 170 acres within the Prescott National Forest in the state of Arizona.

The letter of intent is exercisable until March 31, 2008 for consideration to be mutually agreed upon by the parties at a future date. During 2007, the Company expenditures total $8,630 for legal and property taxes.

(g)	Kootenay, British Columbia, Canada

In prior years the Company sold its 100% working interest in the Jersey-Emerald mineral claims located in the Nelson Mining Division, Kootenay, British Columbia, Canada (“Jersey-Emerald Property”). The Company retained a 1.5% NSR in the Jersey-Emerald Property.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILTIES

	July 31, 2008	Oct. 31, 2007	Oct. 31, 2006
Trade payables and accruals	$253,531	$174,938	$183,704
Capital taxes payable	96,687	96,687	90,807
Rent due to related parties	6222	708	0
	$356,430	$272,333	$274,511

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

9.	CAPITAL STOCK

(a)	Authorized

50,000,000 common shares without par value

(b)	Issued

	Number
	of Shares	Amount
Balance, October 31, 2005	13,572,154	$7,287,373
Issue of common shares for cash	1,250,000	250,000
Issue of common shares for settlement of debt	284,000	67,720
Balance, October 31, 2006	15,106,154	7,605,093
Issue of common shares for cash	1,329,040	167,904
Issue of common shares for settlement of debt	370,960	37,096
Share subscriptions	825,000	165,000
Balance, October 31, 2007	17,631,154	7,975,093
Share subscriptions	870,573	80,900
Balance, July 31, 2008	18,501,727	$8,055,993

In February 2008, the Company completed a non-brokered private placement of 561,733 units at a purchase price of $0.09 per unit for proceeds of $50,556. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 per share for a period of two years from the date of issue. The Company issued the units on February 27, 2008.

In April 2008, the Company completed non-brokered private placements to issue 561,733 units at $0.10 per unit for proceeds of $10,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on April 9, 2008.

In July 2007, the Company completed non-brokered private placements to issue 825,000 units at $0.20 per unit for proceeds of $165,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on November 28, 2007.

In February 2007, the Company completed non-brokered private placements and issued 580,000 units at $0.15 per unit for proceeds of $87,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on July 11, 2007.

In January 2007, the Company completed non-brokered private placements and issued 120,000 units at a purchase price of $0.15 per unit for proceeds of $18,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on July 11, 2007.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

9.	CAPITAL STOCK (Continued)

(b)	Issued (Continued)

In respect to the above private placements totalling 1,525,000 units, if the Company’s shares trade on the OTC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day.

On November 20, 2006, the Company completed a non-brokered private placement of 1,000,000 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.  Of the 1,000,000 common shares issued, 370,960 common shares were issued to settle a $37,096 debt incurred on behalf of the Company by an officer of the Company and 629,040 common shares were issued for proceeds of $62,904.  The Company issued the units on February 28, 2007

(c)	Stock options

The following table summarizes the Company's stock option activity for the period ended July 31, 2008 and years October 31, 2007, and 2006.

			Weighted
		Exercise	Average
	Number	Price	Exercise
	of Options	Per Share	Price
Balance, outstanding and exercisable October 31, 2006	800,000	$0.25	$0.25
Expired	(800,000)	$0.25	$0.25
Granted	1,300,000	$0.25	$0.25
Granted	250,000	$0.25	$0.25
Balance, outstanding and exercisable July 31, 2008 and October 31, 2007	1,550,000	$0.25	$0.25

Stock options to directors and consultants outstanding and exercisable as at July 31, 2008 and October 31, 2007 were as follows:

	Exercise	Number of Options
Expiry Date	Price	July 31, 2008	Oct.31, 2007

July 4, 2009	$0.25	1,300,000	1,300,000
February 17, 2013	$0.25	250,000	0

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

9.	CAPITAL STOCK (Continued)

(d)	Share purchase warrants

Share purchase warrants outstanding as at July 31, 2008 and October 31, 2007 were as follows:

	Expiry	Exercise	Number of Warrants
	Date	Price	July 31, 2008	Oct. 31, 2007

Opening balance	February 28, 2009	$0.35	1,250,000	1,250,000
Issued	November 19, 2009	$0.15	1,000,000	1,000,000
Issued	July 11, 2009	$0.30	700,000	700,000
Issued	November 28, 2009	$0.30	825,000	825,000
Issued	February 28, 2010	$0.30	561,733	0
Issued	April 9, 2010	$0.30	100,000	0

Closing balance			4,436,733	3,775,000

(e)
Pursuant to a court judgment dated November 8, 2002, the Company was required to redeem 60,000 shares (300,000 shares prior to 1999 5:1 share consolidation) for $60,000 from a creditor. Interest was charged at 4% per annum.

As of October 31, 2007, the 60,000 shares have not been redeemed and have been reclassified to accounts payable.

(f)	Contributed surplus

Balance, November 1, 2004	$33,712
Stock-based compensation for 2005	289,341
Balance October 31, 2006 and 2005	323,053
Stock-based compensation	171,470
Balance July 31, 2008 and October 31, 2007	$494,523

Fair value of options granted to directors and consultants using the Black-Scholes valuation model was calculated using the following weighted average assumptions:

	2007	2006
Expected life (years)	2	2
Interest rate	4.69%	2.97%
Annualized volatility	130%	113 – 160%
Dividend rate	0.00	0.00

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

10.	RELATED PARTY TRANSACTIONS

(a)	Services were provided by directors or parties related to directors. These services were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

(b)	Accounts receivable includes $665 (2007 - $665) due from a director.

(c)	Accounts payable includes $6,222 (2007 - $0) due to an individual related to the past president of the Company and $87,833 (2007 - $0) due to officers of the Company.

(d)	During 2007, shareholders advanced $42,889 of which $37,096 (2006 - $233,838) was settled by the issuance of 370,960 common shares (2006 - 284,000 common shares for $67,720 of debt) of the Company.

(e)
Consulting fees for the period were $82,901and for 2007 in the amount of $3,500 (2006 - $2,000) were paid to an officer of the Company and are included in consulting fees expense.  Consulting fees in the amount of $26,451 (2007 $25,000  and  in 2006 - $nil) were paid to officers of the Company and are included in resource properties.

11.	INCOME TAX LOSSES

Income tax provisions are determined as follows (no tax provisions are recorded for July 31, 2008):

	2007	2006	2005

Income tax benefit computed at Canadian statutory rate	$(109,345)	$(51,972)	$(166,691)
Difference of amortization and capital cost allowance	87	109	187
Non-deductible interest expense	2,006	2,006	2,094
Loss on disposal of capital asset	0	168	0
Stock-based compensation	58,506	0	103,063
Unrecognized tax losses	48,746	49,689	61,347
Income tax provision	$0	$0	$0

Future income taxes reflect the tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The applicable tax rate to be expected is 28.7%.  The components of future income tax assets at October 31, 2007 and 2006 are as follows:

	2007	2006

Future income tax assets
Tax value over book value of resource properties	$838,489	$996,837
Tax value over book value of property and equipment	4,424	11,047
Non-capital loss carry-forwards	804,627	1,018,878
	1,647,540	2,026,762
Valuation allowance	(1,647,540)	(2,026,762)

Net future income tax assets	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

11.	INCOME TAX LOSSES (Continued)

The Company has estimated operating losses that may be carried forward to apply against future years’ income for Canadian income tax purposes.  These losses expire as follows:

Available to	Amount

2008	$281,100
2009	1,885,000
2010	47,600
2011	112,000
2015	172,200
2026	162,800
2027	142,900

$2,803,600

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)	Recent accounting pronouncements:

(i)
Statements of Financial Accounting Standards (“SFAS”) 154, Accounting Changes and ErrorCorrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and Financial Accounting Standards Board (“FASB”) 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company’s consolidated financial statements.

(ii)
SFAS 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(a)           Recently issued US accounting pronouncements (Continued)

(iii)
On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.  Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.  There is no impact on the Company’s consolidated financial statements.

(iv)
In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company’s consolidated financial statements.

(v)
In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108 (“SAB 108”). The interpretations in this bulletin express the staff’s views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build-up of improper amounts on the balance sheet. There is no impact on the Company’s consolidated financial statements.

(b)           Exploration expenditures

Under Canadian GAAP, acquisition costs of resource properties and exploration expenditures are capitalized (note 4(e)).  Under US GAAP, exploration costs are expensed as incurred.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(c)	Reconciliation of total assets, liabilities and shareholders' equity (deficit):

	July 31, 2008	Oct. 31, 2007	Oct. 31, 2006

Total assets per Canadian GAAP	$521,214	$564,608	$345,789
Resource property costs	(511,265)	(432,010)	(324,719)
Total assets per US GAAP	$9,949	$132,598	$21,070

Total liabilities per Canadian GAAP	$365,430	$272,333	$274,511
Adjustments to US GAAP	0	0	0
Total liabilities per US GAAP	365,430	272,333	274,511

Shareholders’ equity per Canadian GAAP	155,784	292,275	71,278
Resource property costs	(511,265)	(432,010)	(324,719)

Shareholders’ deficit per US GAAP	(355,481)	(139,735)	(253,441)

Liabilities and shareholders’ deficit per US GAAP	$9,949	$132,598	$21,070

(d)	Reconciliation of loss reported in accordance with Canadian and US GAAP:

	July 31, 2008	Oct. 31, 2007	Oct. 31, 2006

Net loss per Canadian GAAP	$(217,391)	$(320,473)	$(152,320)
Adjustments to net loss
Write-off of exploration expenditures	(79,526)	(107,291)	(60,414)

Net loss per US GAAP	$(296,917)	$(427,764)	$(212,734)

Loss per common share

Canadian GAAP - Basic and diluted	$(0.01)	$(0.02)	$(0.01)

US GAAP - Basic and diluted	$(0.01)	$(0.03)	$(0.01)

Weighted average number of
shares outstanding	18,031,554	15,992,182	14,616,609

Weighted average number of shares outstanding does not include the 60,000 shares to be redeemed in accordance with the court judgment (note 9(e)).

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2008 (Unaudited)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(e)	Comprehensive loss

	July 31, 2008	Oct. 31, 2007	Oct. 31, 2006
Net loss per US GAAP	$(296,917)	$(427,764)	$(212,734)
Other comprehensive income (loss)	0	0	0

Comprehensive loss per US GAAP	$(296,917)	$(427,764)	$(212,734)

(f)	Reconciliation of cash flows in accordance with US GAAP

	July 31, 2008	Oct. 31, 2007	Oct. 31, 2006

Net loss per US GAAP	$(296,917)	$(427,764)	$(212,734)
Adjustments to net income (loss)
Stock-based compensation	0	171,470	0
Amortization	0	256	320
Write-down of equipment	0	0	492
Net changes in non-cash working capital	94,426	32,369	(25,366)
Proceeds from share issuances	80,900	332,904	250,000

Inflow (outflow) of cash per US GAAP	$(121,591)	$109,235	$12,712